UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)
SCRIPPS NETWORKS INTERACTIVE, INC.
(Name of Subject Company (Issuer))
SCRIPPS NETWORKS INTERACTIVE, INC.
(Name of Filing Person (Issuer))
Options to Purchase Class A Common Shares, Par Value $.01 Per Share,
Granted under the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan
(Title of Class of Securities)
811065101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Anatolio B. Cruz III
Executive Vice President, Chief Legal Officer
and Corporate Secretary
Scripps Networks Interactive, Inc.
312 Walnut Street, Suite 1800
Cincinnati, Ohio 45202
Telephone: (513) 824-3200
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable
*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note
On February 26, 2009, Scripps Networks Interactive, Inc. (the “Company”) filed with the Securities and Exchange Commission on Schedule 14A preliminary proxy materials in connection with the Company’s 2009 Annual Meeting of Shareholders, at which the holders of the Company’s Voting Common Shares will be asked to vote on a proposal to approve an exchange program under which the Company’s current employees and directors will be permitted to surrender certain outstanding stock options having exercise prices of $30 per share or more for a lesser number of newly issued restricted Class A Common Shares to be issued under the Company’s 2008 Long-Term Incentive Plan (the “Exchange Program”). The preliminary proxy materials filed by the Company are incorporated herein as Exhibit 99.1.
On February 26, 2009, the Company also provided to certain of its employees a letter with an attached Scripps Networks Interactive Option Exchange Program Questions and Answers information sheet regarding the Exchange Program (the “Employee Letter”). The Employee Letter is filed herewith as Exhibit 99.2.
No Solicitation of Tenders or Proxies
Neither the Company’s preliminary proxy materials, the Employee Letter nor this Schedule constitutes an offer to holders of the Company’s stock options to exchange stock options for restricted shares. In the event the Company’s shareholders approve the Exchange Program, the Exchange Program may commence at any time prior to December 31, 2009.
The tender offer described in the preliminary proxy materials, the Employee Letter and this Schedule has not yet commenced. At the time the Exchange Program commences, the Company will provide all eligible holders of eligible stock options with written materials describing the terms and timing of the Exchange Program and will file these materials with the Securities and Exchange Commission as part of a tender offer statement. Persons who are eligible to participate in the Exchange Program should read such materials carefully when they become available because they will contain important information about the Exchange Program.
In addition, shareholders who are eligible to vote at the Company’s 2009 Annual Meeting of Shareholders should read the Company’s definitive proxy statement carefully when it becomes available because it will contain important information about the proposal to approve the Exchange Program. The Company will file the definitive proxy statement with the Securities and Exchange Commission. No proxy with respect to the 2009 Annual Meeting of Shareholders is solicited hereby.
When available, the Company’s shareholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at the Commission’s website at www.sec.gov. Eligible holders of eligible stock options also can obtain a copy of the tender offer statement and related materials free of charge from the Company.

Exhibit Index

Exhibit No.	Description

99.1
Preliminary Proxy Statement for 2009 Annual Meeting of Shareholders (filed with the Securities and Exchange Commission on February 26, 2009 and incorporated herein by reference to the Company’s preliminary Schedule 14A, File No. 001-34004).

99.2	Employee Letter and Scripps Networks Interactive Option Exchange Program Questions and Answers.

4